

Mail Stop 4720

July 22, 2016

Via E-mail
James M. Ford
President and Chief Executive Officer
Central Valley Community Bancorp
7100 N. Financial Drive, Suite 101
Fresno, CA 93720

> **Re:** **Central Valley Community Bancorp**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed July 19, 2016**
> **File No. 333-212063**

Dear Mr. Ford:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 5, 2016 letter.

Questions and Answers About the Merger

Q: What will I receive in exchange for my Sierra Vista Bank shares in the merger?, page 1

1.   We note your revisions in response to comment 1. Please disclose Sierra Vista Bank's stockholder's equity, as it would be calculated under the merger agreement, as of a recent date so that investors are better able to assess whether this limitation is likely to impact the merger consideration. Also, quantify any presently known material adjustments that might decrease Sierra Vista Bank's consolidated shareholders equity. Please make corresponding revisions throughout your prospectus, including but not limited to on page 25.

2.   We note that Central Valley's stock has exceeded the $13.80 price as which it can terminate the transaction for much of the past 20 trading day period. Revise this section, as well as elsewhere throughout the registration statement to disclose the 20 day average price of Central Valley's stock over a recent period. Also, please compare the increase in that average price to the increase in the NASDAQ Bank Index over the same period. Revise this section to disclose whether Sierra Vista Bank will resolicit its shareholders in the event that they agree to a reduced aggregate merger consideration in the event that the termination provision is triggered. Please also revise this section to discuss Sierra Vista Bank's fiduciary duties to its shareholders with respect to this decision, including the factors that the board will consider in deciding whether to accept a reduction in the aggregate merger consideration. Revise this section to discuss the difference between the increase in the average trading value of Central Valley's stock and the change in the value of the index. Finally, revise this section to discuss the time between the vote and closing of the merger.

Exhibit Index

Exhibit 8

3.   We note your revised tax opinion in response to comments 7 and 8. Please direct counsel to delete its enumerated assumption (iv) as it is inappropriate to assume legal conclusions underlying the opinion. Please refer to Section III.C.3 of Staff Legal Bulletin No. 19.

Exhibit 23.2

4.   We note that your auditor's consent is dated June 16, 2016. Please file an updated auditor's consent prior to requesting effectiveness of the registration statement. In this regard, please refer to Section 4810.03(c) of the Division of Corporation Finance Financial Reporting Manual.

        Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3419 with any other questions.

                                        Sincerely,

                                        /s/ Christian Windsor

                                        Christian Windsor
                                        Special Counsel
                                        Office of Financial Services

cc: Bruce F. Dravis, Esq.